SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SEATTLE GENETICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

812578102

(CUSIP Number)

Elizabeth DeGuzman, Esq.
JPMP Capital Corp.
270 Park Avenue
New York, NY 10017

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 16, 2008

(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 812578102	SCHEDULE 13D	Page 2 of 13 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners (BHCA), L.P. 13-3371826
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,263,980
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 2,263,980
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,980
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14 TYPE OF REPORTING PERSON PN

CUSIP No. 812578102	SCHEDULE 13D	Page 3 of 13 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors, L.P. 13-4197054
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 518,153
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 518,153
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,153
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14 TYPE OF REPORTING PERSON PN

CUSIP No. 812578102	SCHEDULE 13D	Page 4 of 13 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors A, L.P. 26-0032493
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 70,636
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 70,636
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,636
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14 TYPE OF REPORTING PERSON PN

CUSIP No. 812578102	SCHEDULE 13D	Page 5 of 13 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Cayman), L.P. 13-4197057
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 262,998
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 262,998
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,998
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.33%
14 TYPE OF REPORTING PERSON PN

CUSIP No. 812578102	SCHEDULE 13D	Page 6 of 13 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Cayman) II, L.P. 26-0005546
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 29,301
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 29,301
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,301
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14 TYPE OF REPORTING PERSON PN

CUSIP No. 812578102	SCHEDULE 13D	Page 7 of 13 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Selldown), L.P. 56-2489868
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 194,720
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 194,720
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,720
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%
14 TYPE OF REPORTING PERSON PN

CUSIP No. 812578102	SCHEDULE 13D	Page 8 of 13 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Selldown) II, L.P. 56-2489868
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 811,175
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 811,175
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 811,175
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02%
14 TYPE OF REPORTING PERSON PN

CUSIP No. 812578102	SCHEDULE 13D	Page 9 of 13 Pages

Preliminary Statement: This Statement on Schedule 13D (the “Statement”) amends and supplements the statement on Schedule 13D filed on February 9, 2007 (the “Initial 13D”). The Statement is being filed to reflect the sale on the open market by certain of the Reporting Persons of shares of the Common Stock of the Company. Defined terms used in the Statement but not defined herein have the respective meanings given such terms in the Initial 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

(a) The percentages of outstanding shares of the Company reported in this Item 5 are based on 79,275,191 shares of Common Stock outstanding as of May 8, 2008 as reported by the Company’s Form 10-Q for the quarter ended March 31, 2008.

As of the date hereof:

JPMP (BHCA) beneficially owns 2,263,980 shares of Common Stock of the Company, or approximately 2.8% of the Company’s Common Stock;

JPMP Global beneficially owns 518,153 shares of Common Stock of the Company, or approximately 0.6% of the Company’s Common Stock;

JPMP Global A beneficially owns 70,636 shares of Common Stock of the Company, or approximately 0.08% of the Company’s Common Stock;

JPMP Cayman beneficially owns 262,998 shares of Common Stock of the Company, or approximately 0.33% of the Company’s Common Stock;

JPMP Cayman II beneficially owns 29,301 shares of Common Stock of the Company, or approximately 0.03% of the Company’s Common Stock;

JPMP Selldown beneficially owns 194,720 shares of Common Stock of the Company, or approximately 0.24% of the Company’s Common Stock;

JPMP Selldown II beneficially owns 811,175 shares of Common Stock of the Company, or approximately 1.02% of the Company’s Common Stock;

A portion of the shares of Common Stock of the Company beneficially owned by the Global Fund Entities, may be attributable to JPMP Investors because it is the general partner of the Global Fund Entities. The actual pro rata portion of such beneficial ownership that may attributable to JPMP Investors is not readily determinable because it is subject to several variables, including the internal rate of return and vesting interest within the Global Fund Entities. JPMP Investors disclaims beneficial ownership except to the extent of its pecuniary interest.

A portion of the shares of Common Stock of the Company beneficially owned by JPMP (BHCA) may be attributable to JPMP Master Fund because it is the general partner of JPMP (BHCA). The actual pro rata portion of such beneficial ownership that may attributable to JPMP Master Fund is not readily determinable because it is subject to several variables, including the internal rate of return and vesting interest within JPMP (BHCA). JPMP Master Fund disclaims beneficial ownership except to the extent of its pecuniary interest.

CUSIP No. 812578102	SCHEDULE 13D	Page 10 of 13 Pages

A portion of the shares of Common Stock of the Company beneficially owned by JPMP (BHCA) and the Global Fund Entities may be attributable to JPMP Capital Corp. because it is the sole general partner of JPMP Investors and JPMP Master Fund. The actual pro rata portion of such beneficial ownership that may attributable to JPMP Capital Corp. is not readily determinable because it is subject to several variables, including the internal rate of return and vesting interest within the Global Fund Entities and JPMP (BHCA). JPMP Capital disclaims beneficial ownership except to the extent of its pecuniary interest.

Collectively, JPMP (BHCA) and the Global Fund Entities own 4,150,963 shares of Common Stock of the Company, or approximately 5.2% of the Company’s Common Stock.

(b) The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the shares they beneficially own.

(c)

Between May 13, 2008 and May 16, 2008, the Reporting Persons sold collectively 317,018 shares of Common Stock in open market transactions, at prices ranging from $10.03 to $10.41 per share of Common Stock.

(d) Not applicable.

(e) As of May 16, 2008 none of the Reporting Persons is the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 812578102	SCHEDULE 13D	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: July , 2008

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John C. Wilmot
Name: John C.Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John C. Wilmot
Name: John C.Wilmot
Title: Managing Director

CUSIP No. 812578102	SCHEDULE 13D	Page 12 of 13 Pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John C. Wilmot
Name: John C.Wilmot
Title: Managing Director

CUSIP No. 812578102	SCHEDULE 13D	Page 13 of 13 Pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John C. Wilmot
Name: John C.Wilmot
Title: Managing Director

JPMP MASTER FUND MANAGER, L.P.

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John C. Wilmot
Name: John C.Wilmot
Title: Managing Director

JPMP GLOBAL INVESTORS, L.P.

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

JPMP CAPITAL CORP.

By:	/s/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director